LAWLER & ASSOCIATES

11622 El Camino Real, Suite 100
San Diego, California 92130
Telephone: 888-675-0888
Facsimile: 866-506-8877

W. Scott Lawler, Esq.
Admitted in California

Tuesday, April 28, 2009

**Sent Via Edgar**

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance, Chief Accountant
Attn.: Chris White

> **RE: Capital Reserve Canada Limited ("Capital Reserve")**
> **(File No.: 0-50339)**

Dear Mr. White:

The purpose of this correspondence is to respond to your letter dated December 30, 2008. I have copied the text of your inquiries and retained your numbering for ease of reference.

Prior to answering each of your comments, please be advised that Capital Reserve proposes to amend its financial statements for the year ended December 31, 2007, as indicated in the responses provided below in its Form 20-F for the year ended December 31, 2008, and file such reports approximately 30-60 days prior to the deadline of June 30, 2009.

Inquiry 1. Controls and Procedures, page 31: It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 15(b) of Form 20-F. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

> ***Response to Inquiry 1.*** Management will be performing an assessment of its internal control over financial reporting as of December 31, 2007 and as of December 31, 2008, during the next few months and will report on such assessment in its Form 20-F for December 31, 2008.

Inquiry 2. Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure controls and procedures provided in Exchange of Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Alternatively, please further amend the

Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Response to Inquiry 2. The Issuer is not of the opinion that the failure of prior management to perform its report on internal control over financial reporting had any impact on its conclusions regarding the effectiveness of the Issuer's disclosure controls and procedures.

Inquiry 3. Include a statement as required by Item 15T(b)(4) of Form 20-F that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting.

Response to Inquiry 3. Capital Reserve will include the statement requested by this comment.

Notes to the Consolidated Financial Statements

Note 3 – Summary of significant accounting policies

(c) Property, plant and equipment, page F-6

Inquiry 4. Tell us why your mineral rights are not subject to depreciation or depletion. Please clarify your depletion policy for mineral rights.

Response to Inquiry 4. Capital Reserve will be amending its financials by expensing its mineral rights. As a result, no asset pertaining to mineral rights will be on the company's balance sheet and subject to depreciation or depletion.

(d) Goodwill and intangible assets, page F-7

Inquiry 5. Clarify how you considered your market capitalization when preparing your annual goodwill impairment tests in fiscal years 2007 and 2008.

Response to Inquiry 5. Capital Reserve has redone its impairment tests and has decided to fully impair its Water Permit, Salt Lease and Mineral Rights.

Note 7 – Property, plant and equipment

Southbend Power, Ltd., page F-9

Inquiry 6. We note that you capitalized $4.7 million related to the water permit and salt lease in connection with your land purchase in fiscal year 2006. Please explain whether this represents one asset for the collective lease and permit or whether it represents two separate assets. Please explain what rights are conveyed to you in connection with the water permit and the lease agreement and the tem of each right. In addition, please explain your amortization policy with regard to these assets.

Response to Inquiry 6. The transaction referred to in this comment was undertaken by prior management. The company is attempting to obtain such information and will provide it at such time as it procures the same.

Inquiry 7. We note your discussions that the oilfield waste and revenue generated per day were received through third party consultants. Since you have named the experts in your filing, you must provide the experts consent as an exhibit to the filing. Please amend to provide the consent. Alternatively, you may remove the reference to these experts.

Response to Inquiry 7. The Company will remove the references to these experts in its filings.

Inquiry 8. Closing Comments

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Inquiry 8. Capital Reserve has authorized and directed me to state on its behalf that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please do not hesitate to contact me directly at 888-675-0888 with any questions regarding the foregoing.

Sincerely,



W. Scott Lawler, Esq.